UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Satellogic Inc.

(Name of Issuer)

Class A ordinary shares, par value U.S. $0.0001 per share

(Title of Class of Securities)

G7823S101

(CUSIP Number)

Fernando Reinach

Pitanga Invest Ltd.

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Telephone: (11) 99260-3396

Copy to:

Matthew S. Poulter

Linklaters LLP

1290 Avenue of the Americas

New York, New York 10104

Telephone: (212) 903-9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d–1(b)
☒	Rule 13d–1(c)
☐	Rule 13d–1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Pitanga Invest Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,594,133
	6	SHARED VOTING POWER —
	7	SOLE DISPOSITIVE POWER 10,594,133
	8	SHARED DISPOSITIVE POWER —

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,594,133
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.0%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 75,612,795 Class A ordinary shares of the Issuer outstanding as of December 31, 2022, as disclosed in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2023.

EXPLANATORY NOTE

Item 1(a). Name of Issuer

Satellogic Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices

The principle execute offices of the Issuer are located at Ruta 8 Km 17,500, Edificio 300 Oficina 324, Zonamérica Montevideo, 91600, Uruguay.

Item 2(a). Names of Persons Filing

This Schedule 13G is being filed by Pitanga Invest Ltd. (the “Reporting Person”).

Item 2(b). Address of Principal Business Office or, if None, Residence

The address of the principal business office of the Reporting Person is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Item 2(c). Citizenship

Pitanga Invest Ltd. is organized under the laws of the Cayman Islands.

Item 2(d). Title of Class of Securities

Class A ordinary shares, par value U.S. $0.0001 per share (the “Class A Shares”).

Item 2(e). CUSIP No.

G7823S101

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________

This Item 3 is not applicable.

Item 4. Ownership

Item 4(a) Amount Beneficially Owned

As of October 3, 2023, the Reporting Person may be deemed the beneficial owner of 10,594,133 Class A Shares of the Issuer.

Item 4(b) Percent of Class.

As of October 3, 2023, the Reporting Person may be deemed the beneficial owner of approximately 14.0% of Class A Shares outstanding. This percentage is based on a total of 75,612,795 Class A Shares outstanding, based on information in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2023.

Item 4(c) Number of shares as to which such person has:

(i)	Sole Voting Power: 10,594,133.

(ii)	Shared Voting Power: 0.

(iii)	Sole Dispositive Power: 10,594,133.

(iv)	Shared Dispositive Power: 0.

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].

This Item 5 is not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

This Item 7 is not applicable.

Item 8. Identification and Classification of Members of the Group

This Item 8 is not applicable.

Item 9. Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2023

PITANGA INVEST LTD.
(Registrant)

By:	/s/ Fernando Reinach
Name:	Fernando Reinach
Title:	Director

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